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                              Filed by Sybase, Inc.
                              Pursuant to Rule 425 under
                              the Securities Act of 1933
                              Subject Company: New Era of Networks, Inc.
                              Commission File No. 000-22043




SYBASE SEES 20 PERCENT REVENUE GROWTH IN 2001 WITH NEW ACQUISITION

SYBASE FORECASTS 2002 TOP-LINE AND EPS GROWTH OF 15 PERCENT TO 17 PERCENT

         EMERYVILLE, Calif. and SAN JOSE, Calif., March 2 /PRNewswire/ -- Sybase, Inc. (Nasdaq: SYBS) today announced that it projects revenues to grow approximately 20 percent in fiscal year 2001 to roughly $1.15 billion, assuming it concludes its acquisition of New Era of Networks, Inc. (Nasdaq: NEON). The recently announced acquisition is expected to close in the second quarter of this year, subject to governmental and NEON shareholder approval.

         Sybase said it anticipates an operating margin of 14 percent in 2001 and expects full-year 2001 fully diluted earnings per share of approximately $1.20 to $1.25, after issuance of roughly 15.2 million additional shares in connection with the acquisition. The company said it expects the NEON transaction to become accretive to earnings sometime in the fourth quarter of 2001, and will be fully accretive for each full quarter thereafter. Revenues and earnings per share are forecast to accelerate 15 percent to 17 percent in 2002 with the integration of NEON into Sybase's current operations.

         The announcements regarding NEON are being made today in San Jose, California at Sybase's annual Industry Analyst Day briefings in conjunction with its Technology Vision 2001 partner and alliance event, and the Sybase Open 2001 tennis. Sybase is the title sponsor of the Association of Tennis Professionals
(ATP) tournament -- one of the largest sporting events in Northern California.

         Sybase expects that its plan to acquire NEON will significantly advance the company's strategy to provide the most advanced, complete, integrated e-Business solutions for doing business on the Web. Under the terms of the acquisition agreement signed February 20, 2001, each share of NEON common stock will be converted into 0.3878 shares of Sybase common stock.

         ABOUT SYBASE, INC.

         Sybase provides enterprise-class software solutions that fuel e-Business and enable access to information anytime, anyplace. With its industry-leading Enterprise Portal, mobile and wireless, and vertical market solutions, Sybase is one of the largest global independent software companies in the world. For more information, visit the Sybase Web site: www.sybase.com.
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         ABOUT NEON

         NEON enables e-Business with a suite of products designed to overcome the inherent "language barriers" of a company's various applications, systems, platforms and protocols. By allowing these disparate operations to share information and "talk" with one another -- as well as the Internet-businesses can automate end-to-end processes seamlessly, profiting from Internet speed and increased volume. For more information, visit the NEON Web site: www.neonsoft.com.

         NOTE: Sybase and Enterprise Portal are trademarks or registered trademarks of Sybase, Inc. or its subsidiaries. All other company and product names mentioned might be trademarks of the companies with which they are associated.

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         FORWARD LOOKING STATEMENT: The above news release contains forward-looking statements regarding Sybase's projected financial results, including revenues, margins and earnings, and the impact of the proposed acquisition of NEON on such projections. These statements involve risks and uncertainties. Actual results may not be realized, or may vary materially from results that may be discussed in these forward-looking statements. Factors that may affect actual results include the risks inherent in completing the acquisition of NEON on a timely basis, if at all, the successful integration of NEON into Sybase's business, the, timely development and market acceptance of the products and services of the combined companies, Sybase's ability to remain competitive in a highly competitive and rapidly changing marketplace, and the other risks detailed from time to time in each company's periodic reports filed with the Securities and Exchange Commission, including, but not limited to, Sybase's report on Form 10-K for the fiscal year ended December 31, 1999 and its reports on Form 10-Q for its fiscal quarters ending March 31, June 30 and September 30, 2000.

         ADDITIONAL INFORMATION: We urge investors and security holders to read the following documents, when they become available, because they will contain important information about Sybase, NEON, the proposed acquisition and related matters:

- Sybase's preliminary prospectus, prospectus supplements, final prospectus, and tender offer materials.

- Sybase's Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference such documents and other information.

- NEON's Solicitation/Recommendation Statement on Schedule 14D-9.

         These documents and amendments to these documents will be filed with the U.S. Securities and Exchange Commission. In addition to these documents, Sybase and NEON file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by Sybase and NEON at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 800-SEC-0330 for further information on public reference rooms. Sybase's and NEON's filings with the SEC are also available to the public from commercial document-retrieval services and the Web site maintained by the SEC at http://www.sec.gov.

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